Exhibit 99.1

Press Release

GasLog Ltd. declares dividend

MONACO — Nov. 14, 2013 — GasLog Ltd. (“GasLog”) (NYSE: GLOG) has on November 13, 2013 declared a quarterly cash dividend of $0.12 per common share payable on December 9, 2013 to all stockholders of record as of November 25, 2013.

All future dividend declarations and amounts remain subject to the discretion of GasLog’s Board of Directors.

About GasLog Ltd.

GasLog is an international owner, operator and manager of LNG carriers. GasLog’s fleet consists of 15 wholly-owned LNG carriers, including two ships delivered in 2010, five ships delivered in 2013 and eight LNG carriers on order. In addition, GasLog currently has 12 LNG carriers operating under its technical management for external customers. GasLog’s principal executive offices are at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. GasLog’s website is http://www.gaslogltd.com.

Contacts:

Simon Crowe (CFO, GasLog, Monaco)

Phone: +377 9797 5115

Jamie Buckland (GasLog, Monaco)

Phone: +377 9797 5118

Ray Posadas (Solebury Communications, NYC)

Phone: +1 203-428-3231

Email: ir@gaslogltd.com